               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                      ____________________


                            FORM 11-K
                          ANNUAL REPORT

                      ____________________


                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934


                      ____________________


           For the Fiscal Year Ended December 31, 1997


                      _____________________


          PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                   Commission File No. 1-5591

                     ______________________

                        PENNZOIL COMPANY

                 Pennzoil Place, P. O. Box 2967
                   Houston, Texas  77252-2967
   (Name of issuer of securities held pursuant to the plan and address of its principal executive office)

          REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee,
Pennzoil Company Savings and
Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil Company Savings and Investment Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1997, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                             ARTHUR ANDERSEN LLP


Houston, Texas
June 25, 1998


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1997

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Merrill            Davis
                                                  Lynch             Morgan           Advisor            Lynch              New
                                                Retirement      Institutional        Income &           Equity             York
                                               Preservation          Bond             Growth            Index            Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $       -         $       -         $       -         $       -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                        24,482,865               -                 -                 -                 -
    Mutual funds                                       -           1,867,176         6,274,008        38,980,040        24,685,633
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                     -                 -                 -                 -                 -

  Receivables-
    Employee contributions                         195,651            24,383            85,124           258,516           267,615
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $24,678,516       $ 1,891,559       $ 6,359,132       $39,238,556       $24,953,248
                                               ============      ============      ============      ============      ============


                                                                                      Non-
                                                                                   Participant
                                                 Participant Directed Funds          Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      -------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $18,916,706       $74,694,182       $ 93,610,888
    Battle Mountain Gold Company
      common stock                                     -              39,295            48,574             87,869
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           24,482,865
    Mutual funds                                       -                 -                 -           71,806,857
    Participant loans                            8,426,467               -                 -            8,426,467
    Cash and temporary investments                     -                 -               4,017              4,017

  Receivables-
    Employee contributions                             -             156,529               -              987,818
    Employer contributions                             -                 -             778,806            778,806
    Investment income                                  -                 -              34,566             34,566
                                               ------------      ------------      ------------      -------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $ 8,426,467       $19,112,530       $75,560,145       $200,220,153
                                               ============      ============      ============      =============

 See notes to financial statements.


                                           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                                          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1996

                                                                           Participant Directed Funds
                                               ------------------------------------------------------------------------------------
                                                 Merrill             J. P.           Fidelity          Merrill            Davis
                                                  Lynch             Morgan           Advisor            Lynch              New
                                                Retirement      Institutional        Income &           Equity             York
                                               Preservation          Bond             Growth            Index            Venture
                                                  Trust              Fund              Fund             Trust              Fund
                                               ------------      ------------      ------------      ------------      ------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $       -         $       -         $       -         $       -
    Battle Mountain Gold Company
      common stock                                     -                 -                 -                 -                 -
    Merrill Lynch Retirement
      Preservation Trust                        22,453,443               -                 -                 -                 -
    Mutual funds                                       -           1,300,025         4,083,880        28,486,752        13,604,944
    Participant loans                                  -                 -                 -                 -                 -
    Cash and temporary investments                     -                 -                 -                 -                 -

  Receivables-
    Employee contributions                          65,791             7,486            26,028            70,664            62,563
    Employer contributions                             -                 -                 -                 -                 -
    Investment income                                  -                 -                 -                 -                 -
                                               ------------      ------------      ------------      ------------      ------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $22,519,234       $ 1,307,511       $ 4,109,908       $28,557,416       $13,667,507
                                               ============      ============      ============      ============      ============


                                                                                      Non-
                                                                                   Participant
                                                 Participant Directed Funds          Directed
                                               ------------------------------      ------------
                                                                    Company           Company
                                                   Loan              Stock             Stock
                                                   Fund              Fund              Fund              Total
                                               ------------      ------------      ------------      -------------
ASSETS:

  Investments, at current value-
    Pennzoil Company common stock              $       -         $19,435,092       $60,860,439       $ 80,295,531
    Battle Mountain Gold Company
      common stock                                     -              60,311            74,552            134,863
    Merrill Lynch Retirement
      Preservation Trust                               -                 -                 -           22,453,443
    Mutual funds                                       -                 -                 -           47,475,601
    Participant loans                            6,755,622               -                 -            6,755,622
    Cash and temporary investments                     -                 -              76,731             76,731

  Receivables-
    Employee contributions                             -              63,718               -              296,250
    Employer contributions                             -                 -             231,914            231,914
    Investment income                                  -                 -              25,810             25,810
                                               ------------      ------------      ------------      -------------
NET ASSETS AVAILABLE
    FOR BENEFITS                               $ 6,755,622       $19,559,121       $61,269,446       $157,745,765
                                               ============      ============      ============      =============

 See notes to financial statements.


                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN

                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             (WITH FUND INFORMATION)
                                       FOR THE YEAR ENDED DECEMBER 31,1997


                                                                      Participant Directed Funds
                                        ---------------------------------------------------------------------------------------
                                          Merrill             J.P.               Fidelity          Merrill            Davis
                                           Lynch              Morgan             Advisor            Lynch              New
                                        Retirement        Institutional          Income &          Equity              York
                                       Preservation            Bond               Growth            Index             Venture
                                           Trust               Fund                Fund             Trust              Fund
                                       --------------     -------------      -------------      -------------      --------------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                    $  22,519,234      $  1,307,511       $  4,109,908       $ 28,557,416       $ 13,667,507

CONTRIBUTIONS:
  Employee                                 2,418,980           302,180          1,055,042          3,212,481          3,336,138
  Employer                                    25,915             2,050              6,796             28,265             22,725
  Rollovers from qualified plans              55,376            41,440             29,728             88,914            236,925
    (Note 1)

INVESTMENT INCOME:
  Dividends                                     -              103,947            554,210               -             1,110,154
  Interest                                 1,438,539              -                  -                  -                  -
  Loan Repayment Interest                    151,334            10,679             33,109            181,051            119,205

NET APPRECIATION IN FAIR VALUE
  OF INVESTMENTS                                -               25,473            444,345          9,535,499          4,141,863

NET TRANSFERS (Note 1)
  Among Funds                              1,516,620           202,684            565,287            644,471          3,991,224
  From Hourly Plan                            39,557             3,764             16,111            113,657             25,491

ADMINISTRATIVE EXPENSES (Note 1)              (3,549)             (182)              (918)            (4,344)            (2,581)

DISTRIBUTIONS AND WITHDRAWALS             (3,032,281)         (105,208)          (407,559)        (2,346,951)        (1,494,661)
  (Note 1)

PARTICIPANT LOANS (Note 1)
  New Loans Issued                        (1,279,625)          (57,943)          (234,367)        (1,542,438)          (885,634)
  Principal Received                         750,217            54,978            186,521            879,341            682,084

OTHER                                         78,199               186                919           (108,806)             2,808
                                       --------------     -------------      -------------      -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $  24,678,516      $  1,891,559       $  6,359,132       $ 39,238,556       $ 24,953,248
                                       ==============     =============      =============      =============      =============

                                                                                   Non-
                                                                               Participant
                                          Participant Directed Funds             Directed
                                       ---------------------------------     --------------


                                                             Company             Company
                                            Loan              Stock               Stock
                                            Fund              Fund                 Fund             Total
                                       --------------     -------------      -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                    $   6,755,622      $ 19,559,121       $ 61,269,446       $157,745,765

CONTRIBUTIONS:
  Employee                                      -            1,924,211               -            12,249,032
  Employer                                      -                 -             9,469,327          9,555,078
  Rollovers from qualified plans                -              112,370               -               564,753
    (Note 1)

INVESTMENT INCOME:
  Dividends                                     -              306,574          1,102,671          3,177,556
  Interest                                      -                 -                 8,756          1,447,295
  Loan Repayment Interest                       -              140,395               -               635,773

NET APPRECIATION IN FAIR VALUE
  OF INVESTMENTS                                -            3,508,516         11,956,241         29,611,937

NET TRANSFERS (Note 1)
  Among Funds                                   -           (4,689,952)        (2,230,334)              -
  From Hourly Plan                            22,820              -               130,819            352,219

ADMINISTRATIVE EXPENSES (Note 1)                -               (2,489)            (3,138)           (17,201)

DISTRIBUTIONS AND WITHDRAWALS               (337,548)       (1,108,974)        (6,223,270)       (15,056,452)
  (Note 1)

PARTICIPANT LOANS (Note 1)
  New Loans Issued                         5,264,568        (1,264,561)              -                  -
  Principal Received                      (3,275,764)          722,623               -                  -

OTHER                                         (3,231)          (95,304)            79,627            (45,602)
                                       --------------     -------------      -------------      -------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                          $   8,426,467      $ 19,112,530       $ 75,560,145       $200,220,153
                                       ==============     =============      =============      =============


 See notes to financial statements

           PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN


                   NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN:

General

The Pennzoil Company Savings and Investment Plan (the Plan) was established effective December 20, 1986 (effective date), by Pennzoil Company. The purpose of the Plan is to encourage employees of Pennzoil Company and participating subsidiaries and affiliated companies (collectively referred to as Pennzoil) to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their families in the event of their death.

Each person employed by Pennzoil as of December 20, 1986, who was a member of the Pennzoil Company and Participating Companies Employees Stock Purchase Plan (Pennzoil Stock Purchase Plan) or the Employee Stock Ownership Plan of Pennzoil Company (Pennzoil Stock Ownership Plan), became eligible to participate in the Plan on that date. All other salaried employees become eligible to participate in the Plan on the effective date or entry date coinciding with or immediately following their completion of one year of service. Effective January 1, 1989, the account balances of all hourly employees (if such hourly employee was a member of a collective bargaining unit to which the Plan had been made available) were transferred to the Pennzoil Company Savings and Investment Plan for Hourly Employees (Hourly Plan). Upon changing wage status, a participant's account balance is transferred between the Plan and the Hourly Plan. Such transfers are reflected at current value as of the date of transfer in the accompanying financial statements.

Effective October 24, 1986, the Pennzoil Stock Purchase Plan and Pennzoil Stock Ownership Plan were terminated. As a result of these terminations, participants were able to elect to receive all Pennzoil Company common stock (Common Stock) and Battle Mountain Gold Company common stock (Battle Mountain Stock), as well as the cash value of any related fractional shares, or to transfer such vested amounts to the Plan.

In January 1990, Pennzoil acquired 80 percent (on a fully diluted basis) of the common stock of Jiffy Lube International, Inc. Effective October 1, 1990, the Board of Directors of Pennzoil approved the merger of the assets of the Jiffy Lube International, Inc. 401(k) Plan and Trust Agreement (Jiffy Lube Plan) into the Plan. Accordingly, the account balances of participants in the Jiffy Lube Plan were transferred to the Plan. The Pennzoil Stock Purchase Plan, the Pennzoil Stock Ownership Plan and the Jiffy Lube Plan are collectively referred to as the Prior Plans.

The transferred amounts applicable to the Prior Plans are maintained in separate accounts for each participant (Prior Plan Accounts) segregated into amounts representing each participant's employee and employer accounts under the Prior Plans (see "Investment Choices" below).

Contributions

In order to participate in the Plan, an eligible employee may authorize, by payroll deduction, a contribution of not less than 1 percent and not more than 12 percent of annual compensation. Employee contributions may be made "after-tax" or, under a
Section 401(k) option, on a "before-tax" basis. Pennzoil will match an employee's contribution dollar- for- dollar up to 6 percent of their base pay.

Upon written request filed with the administrative committee, a participant in the Plan or an employee of Pennzoil who is otherwise eligible to participate in the Plan but who has not yet completed the participation requirements may transfer an amount from another qualified investment plan (Rollover Amount) into the Plan, provided that such Rollover Amount is transferred in the form of cash. The Rollover Amount will be deposited in an investment fund and shall at all times be fully vested and nonforfeitable and share in the income of the investment fund. However, such Rollover Amount will not share in employer matching contributions.

Investment Choices

Employer contributions are invested primarily in Common Stock. At Pennzoil's option, employer contributions may be made either in cash or in Common Stock. Employer contributions are invested in either Common Stock or in the other investment funds as designated by the participant. The statements of net assets available for benefits and statement of changes in net assets available for benefits present participant directed and non-participant directed activity separately. During 1997, Pennzoil contributed 141,515 shares of its Common Stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments and are classified in the accompanying statements of net assets available for benefits under the caption "Cash and temporary investments."

Participants who have attained age 55 have the option to transfer all or a part of their existing employer contributions to be invested among the various investment options. Employee contributions are invested, as designated by participating employees, in the following investment funds:

      Fund Name               Type of
                           Investment(s)

I.   Merrill Lynch         Invests primarily in
     Retirement            guaranteed investment
     Preservation Trust    contracts (generally with
                           insurance companies or
                           banks which agree to return
                           principal and a stated rate
                           of return over a specified
                           period of time) and U.S.
                           Government and U.S.
                           Government Agency
                           securities.
II.  J. P. Morgan          Normally, at least 65% of
     Institutional Bond    the fund's assets will be
     Fund                  represented by investment
                           in securities rated "A" or
                           better by a major ratings
                           agency.  The fund's
                           duration (a measure of
                           average maturity) ranges
                           between 3-1/2 and 5-1/2
                           years.

III. Fidelity Advisor      Invests in a diversified
     Income & Growth Fund  portfolio of equity and
                           fixed-income securities
                           with income, growth of
                           income and capital
                           appreciation potential.
IV.  Merrill Lynch         Consists of common stocks
     Equity Index Trust    that, to the extent
                           possible, duplicate the
                           composition of Standard &
                           Poor's Index of 500 stocks.
V.   Davis New York        Invests primarily in common
     Venture Fund          stock and securities
     (formerly New York    convertible into common
     Venture Fund)         stock.  The fund ordinarily
                           invests in securities which
                           the Fund management
                           believes have above-average
                           appreciation potential.
VI.  Company Stock Fund    Common Stock of Pennzoil.


Under the terms of the Plan, Prior Plan Accounts are not commingled with other Plan assets for investment purposes, are not allocated investment income from other Plan assets and are not allocated employer contributions. In addition, amounts transferred to the Plan from the Pennzoil Stock Purchase Plan and Pennzoil Stock Ownership Plan must remain invested in Common Stock and Battle Mountain Stock. Amounts transferred from the employer account of the Jiffy Lube Plan must remain invested in Common Stock while amounts transferred from the employee account may be invested in any one of the six options described above. Dividends or other income earned on shares of Common Stock and Battle Mountain Stock in the Prior Plan Accounts are required to be reinvested in Common Stock. Participants are fully vested in such Prior Plan Accounts and will receive distributions upon giving written notice to the administrative committee for withdrawals or upon termination of employment. Included in Prior Plan Accounts at December 31, 1997 and 1996, respectively, are 52,148 and 68,105 shares of Common Stock and 15,219 and 19,547 shares of Battle Mountain Stock which have been reflected in the Non-Participant Directed Company Stock Fund in the accompanying financial statements. The fair value of the Common Stock was $3,484,135 at December 31, 1997, and $3,847,932 at December 31, 1996. The fair value of the Battle Mountain Stock was $87,876 at December 31, 1997, and $134,863 at December 31, 1996.

Loans

A participant may apply to the administrative committee of the Plan to borrow from his accounts, subject to certain limitations. Such loans will be for a term from six months to five years (up to 20 years in the case of loans to purchase a primary residence). The minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50 percent of the participant's vested account balances. Interest rates on loans are fixed at the Prime Rate plus one percent.

Repayment of loans will be made each pay period by payroll deductions, or a loan may be prepaid in full by a lump sum payment. Upon retirement, death or termination of employment, participants have 60 days after the next-payment due date to pay the loan in full.

Participant loans are reported as an asset of the Loan Fund and principal and interest payments received are transferred to the investment funds based on the participant's current contribution elections.

Vesting and Disposition of Forfeitures

Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25 percent per year beginning at the end of two years of service, becoming fully vested after five years of service or attainment of age 55. Any nonvested portion of employer contributions shall be forfeited upon termination. Forfeitures shall be allocated as follows:
first,   to   reinstate  any  employer  contribution   amounts   of
participants who return to service and second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions. Forfeitures available for utilization as of December 31, 1997 and 1996 were $164,207 and $153,540, respectively. The amount of forfeitures utilized during 1997 was $140,035.

Withdrawals

Withdrawals may be made from either of an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the administrative committee. After-tax withdrawals cause the participants to forfeit the right to participate in the Plan for 180 days, while pre-tax withdrawals are allowed only when the participant is age 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participants to be suspended from making further contributions for 365 days. Withdrawals may be made from employer contributions only if the participant is fully vested and only after withdrawing all amounts from any Prior Plan Accounts and any Rollover Amounts, and not being in a suspended status.

Distribution of Benefits

Benefits are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

Pending Distributions at Year-End

Benefits pending payment to participants that have provided notice of withdrawal totaled $86,255 as of December 31, 1997. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                     December 31
                                                        1997
                                                    -------------
Net assets available for benefits per
    the financial statements                        $ 200,220,153
Less- Amounts allocated to
    withdrawing participants                              (86,255)
                                                    -------------
 Net assets available for benefits per
    the Form 5500 at December 31, 1997              $ 200,133,898
                                                    =============

The following is a reconciliation of
benefits paid to participants per the
financial statements to the Form 5500:

                                                     Year Ended
                                                     December 31
                                                        1997
                                                    -------------
Benefits paid to participants per the
    financial statements                            $  15,056,452
Add- Amounts allocated to
    withdrawing participants at December 31, 1997          86,255
                                                    -------------
Benefits paid to participants per the
    Form 5500                                       $  15,142,707
                                                    =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for participants prior to December 31, 1997, but have not yet been paid as of that date.

Plan Administration

The Plan is administered by an administrative committee consisting of at least three members appointed by the Board of Directors of Pennzoil. Merrill Lynch Trust Company (Trustee) is sole trustee of the Plan. All administrative expenses are borne by Pennzoil with the exception of fees for investment management and loan processing fees for participant loans.

The Plan is subject to reporting and regulations pursuant to the Employee Retirement Income Security Act of 1974 (ERISA).

Termination or Amendment of the Plan

The Plan may be terminated, amended or modified by the Board of Directors of Pennzoil at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.


2.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting. Amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan but are classified as a component of net assets available for benefits. A separate account is maintained for each participant which reflects the participant's contributions, net of withdrawals, and the participant's allocable share of Pennzoil's contributions and the Plan's investment earnings.

Management's Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Asset Valuation

The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values. For the Company Stock Fund, fair value was determined by using the closing price of the securities held as listed on the New York Stock Exchange on the last trading day of the Plan year. Fair value of the mutual funds was determined based on the closing price of the securities held by the collective fund as listed on the applicable stock exchange on the last trading day of the Plan year and the number of participating units held by the Plan. The
Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts and U.S. Government securities. The guaranteed investment contracts are fully benefit responsive and are recorded at contract value, which approximates fair value. Effective yields approximated 6.6% and 6.4% and crediting interest rates approximated 6.1% and 5.9% for the years ended December 31, 1997 and 1996, respectively. Contract value for the Merrill Lynch Retirement Preservation Trust was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance companies.

Net appreciation in fair value of investments consists of realized gains on sale of investments and unrealized appreciation of investments. Realized gains are calculated based on proceeds from the sale of assets and the current value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Unrealized appreciation of investments is calculated based on the current value of the assets at the end of the Plan year and the current value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year.

3.   FEDERAL INCOME TAXES:

The Plan received its latest determination letter on October 26, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1997 and 1996.

4.  SUBSEQUENT EVENTS:

On April 15, 1998, Pennzoil announced a comprehensive restructuring that will result in the separation of Pennzoil's motor oil, refined products and franchise operations (which generally include Pennzoil Products Company ("PPC"), Jiffy Lube International, Inc. ("Jiffy Lube") and their respective subsidiaries (collectively, "Pennzoil
Products   Group"))  from  Pennzoil's  exploration  and  production
operations.   The restructuring includes the pro rata  distribution
of Pennzoil Products Group (i.e., the common stock of PPC (which will at such time hold the motor oil and refined products operations of PPC and the common stock of Jiffy Lube)) to holders of Pennzoil
common stock.   As a result of the restructuring, the Plan will  be
split between the Pennzoil Products Group and Pennzoil. Each plan after the split will have similar provisions as the existing Plan. At this time, Pennzoil is unable to determine the amounts to be transferred to the new plans.

                                                                                     SCHEDULE I

                               PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN


                              SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                              DECEMBER 31, 1997


                                                                                                       Current
Identity of Issue                         Description of Investment                     Cost            Value
---------------------                     -------------------------                   -----------     -----------
EQUITY SECURITIES:
 Common stock-
  Pennzoil Company <F1>                   1,401,109 shares--$.83-1/3 par value       $ 78,143,486    $ 93,610,888
  Battle Mountain Gold Company            15,218 shares--$.10 par value                    72,680          87,869
                                                                                     ------------    ------------
   Total equity securities                                                             78,216,166      93,698,757
                                                                                     ------------    ------------
INVESTMENT CONTRACTS:
 Merrill Lynch Retirement
    Preservation Trust <F1>               24,482,865 units                             24,482,865      24,482,865
                                                                                     ------------    ------------
MUTUAL FUNDS:
 Merrill Lynch Equity Index Trust <F1>       596,253 units                             21,799,888      38,980,040
 Fidelity Advisor Income & Growth Fund       344,726 units                              5,694,532       6,274,008
 Davis New York Venture Fund               1,105,492 units                             18,922,443      24,685,633
 J.P. Morgan Institutional Bond Fund         187,279 units                              1,837,380       1,867,176
                                                                                     ------------    ------------
        Total mutual funds                                                             48,254,243      71,806,857
                                                                                     ------------    ------------

OTHER ASSETS:
 Cash and Temporary investments                                                             4,017           4,017
 Participant loans, at interest
   rates ranging from 7.0% to 10.0% <F1>                                                8,426,467       8,426,467
                                                                                     ------------    ------------
        Total other assets                                                              8,430,484       8,430,484
                                                                                     ------------    ------------

        Total assets held for                                                        $159,383,758    $198,418,963
          investment purposes                                                        ============    ============


<F1>   Represents party in interest.

                                                                                     SCHEDULE II

                                  PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN


                                       SCHEDULE OF REPORTABLE TRANSACTIONS

                                       (SERIES OF INVESTMENT TRANSACTIONS)

                                      FOR THE YEAR ENDED DECEMBER 31, 1997


 Number of
 Units or
 Face Value        Identity of Party Involved         Purchase       Selling       Cost of          Net
  Amount           and Description of Assets         Price <F1>     Price <F1>      Asset          Gain
 ----------        ---------------------------       ----------     ----------     --------      ---------

                   Pennzoil Company common stock,
                    $.83-1/3 par value-
   244,231             Purchases (589 transactions) $15,397,778    $     -         $15,397,778   $     -
   264,281             Sales (781 transactions)           -         17,547,178      14,229,652    3,317,526

                   Merrill Lynch Equity Index Trust-
   121,394             Purchases (518 transactions)   7,082,395          -           7,082,395         -
   104,599             Sales (574 transactions)           -          6,124,606       4,081,560    2,043,046

                   Merrill Lynch Retirement
                    Preservation Trust-
11,083,949             Purchases (770 transactions)  11,083,949          -          11,083,949         -
 9,054,527             Sales (568 transactions)           -          9,054,527       9,054,527         -

                   Davis New York Venture Fund
   536,969             Purchases (500 transactions)  11,273,519          -          11,273,519         -
   208,902             Sales (470 transactions)           -          4,334,693       3,494,454      840,239


<F1>   Current value of asset on transaction date is equal to the purchase or selling price.  Prices are shown net of related expenses.



NOTE: This schedule is a listing of series of investment transactions in the same security which exceed 5% of the current value of the Plan's assets as of the beginning of the Plan year.


                               SIGNATURE



      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL COMPANY SAVINGS AND
                                 INVESTMENT PLAN



                                 By     S/N JAMES W. SHADDIX
                                 James W. Shaddix
                                 Chairman   of   the  Administrative Committee


June 29, 1998

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



      As independent public accountants, we hereby consent to the incorporation of our report dated June 25, 1998, included herein, into Pennzoil Company's previously filed Registration Statement on Form S-8 No. 33-51473.


                                                   ARTHUR ANDERSEN LLP


Houston, Texas
June 29, 1998